UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC FILE NUMBER 0-25620
CUSIP NUMBER 001963 107

(Check One)	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR
     For Period Ended: September 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
     For the Transition Period Ended:
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Exhibit 10.2 under Part II, Item 6 of Form 10-Q
PART I—REGISTRANT INFORMATION
Full Name of Registrant: A.S.V., Inc.
Former Name if Applicable:
Address of Principal Executive Office (Street and Number): 840 Lily Lane, P.O. Box 5160
City, State and Zip Code: Grand Rapids, Minnesota 55744
PART II—RULES 12b-25(b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☑
(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III—NARRATIVE
     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)
     A.S.V., Inc. (“ASV”) is unable to file within the prescribed time period for its Form 10-Q for the fiscal quarter ended September 30, 2005 (the “Form 10-Q”) the Purchase Agreement between ASV and Caterpillar, Inc., effective November 1, 2005 (the “Agreement”), which is listed as Exhibit 10.2 under Part II, Item 6 of the Form 10-Q. ASV is unable to file the Agreement within the prescribed time period because it is in the process of preparing a confidential treatment request to be submitted to the Securities and Exchange Commission relating to certain information contained in the Agreement which Caterpillar, Inc. needs to review prior to submission.
PART IV—OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification

Thomas R. Karges	(218) 327-5365

(Name)	(Area Code and Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☑ No
     If so, attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

A.S.V., Inc.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 9, 2005	By:	/s/ Thomas R. Karges
Thomas R. Karges, Chief Financial Officer

3